Exhibit 99.1

FORM 6-K

As disclosed by Cementos Pacasmayo S.A.A. (the “Company”) as a material event (hecho de importancia) on October 21, 2026, Inversiones Aspi S.A., as a subsidiary of Holcim Ltd. and jointly and severally with it, has launched a subsequent tender offer (Oferta Pública de Adquisición posterior) for the common voting shares issued by the Company (the “Peruvian Offer”) and a concurrent offer in the United States of America addressed to holders of common voting shares issued by the Company who are residents of the United States of America and to holders of American Depositary Shares (“ADS”) representing such shares (the “U.S. Offer” and, together with the Peruvian Offer, the “Offers”).

Furthermore, as disclosed by the Company as a material event on October 27, 2026, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) the Schedule 14D-9 required under the provisions of the Exchange Act (the “Schedule 14D-9”) in connection with the U.S. Offer.

In this regard, we hereby inform that on November 2, 2026, the Company filed with the SEC Amendment No. 1 to the Schedule 14D-9 (the “Amendment No. 1”).

Amendment No. 1 is available on the SEC’s website at the following link: https://www.sec.gov/Archives/edgar/data/1221029/000114036126041623/ny20084343x2_sc14d9a.htm

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Market Representative